SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summary of Decisions of the Shareholders' Meeting

We inform that the Eletrobras Shareholders at today’s meeting, deliberate:

Ref: 155ª Extraordinary General Meeting

To approve the increase of the social capital of Eletrobras in the amount of R$ 5,148,764,255.31 concerning the capitalization of credits of Advances for Future Capital Increase - AFACs, as recorded in the financial statements of 09/30/2010, adjusted by the Selic rate to this date, as follows:

The capital increase will be made by private subscription of shares of Eletrobras to holders of common shares and preferred shares class "A" and "B", with the issuance of 182,026,770 common shares (ON) and 38,250,240 preferred shares class "B” (PNB).

The shareholders, who are part of the shareholder base on the day of the Extraordinary General Meeting, will have preference in the subscription of the capital increase, in proportion to the number of shares held. The holders of common shares will be entitled to subscribe 0.19452963375 new common share for each share held on 01/11/2011. The holders of preferred shares class "A" and "B" shall be entitled to subscribe 0.16825601770 new preferred share class "B" for each share held on 01/11/2011 and aiming at maintaining proportionality, will also have the right to subscribe 0.02627361605 new common share for each share held on 01/11/2011.

The subscription period of 30 days will begin on January 14, 2011, and finish on February 14, 2011, pursuant to § 4 of Article 171 of Law No. 6404/76.

The issue price will be R$ 22.61 for each common share and R$ 27.01 for each preferred share class "B”.

Under § 1 of Art. 170 of the Law # 6404/76, the price of new shares was determined as the average of average prices, weighted by the number of shares traded at BOVESPA of each kind of share in the last 30 trading days, prior to the date of the General Extraordinary Meeting held on 01/11/2011.

The shares of this subscription will have equal participation in all benefits that may be distributed, including dividends and/or interest on own capital that may be declared.

As of 01/12/2011 the shares issued by the Centrais Elétricas Brasileiras SA - Eletrobras will be traded ex-subscription.

Brasília, January 11, 2011

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 11, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.